STATEMENT OF INVESTMENTS

Dreyfus A Bonds Plus, Inc.
December 31, 2006 (Unaudited)

Bonds and Notes--131.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.4%				
L-3 Communications,				
Sr. Sub. Notes, Ser. B	6.38	10/15/15	190,000	189,050
L-3 Communications,				
Gtd. Notes	7.63	6/15/12	730,000 a	759,200
Raytheon,				
Sr. Notes	5.50	11/15/12	375,000	377,822
				1,326,072
Agricultural--.6%				
Philip Morris,				
Debs.	7.75	1/15/27	1,475,000	**1,793,951**
Airlines--.0%				
U.S. Air,				
Enhanced Equip. Notes, Ser. CL C	8.93	10/15/09	904,468 b,c	**90**
Asset-Backed Ctfs./Auto Receivables--2.8%				
AmeriCredit Automobile Receivables				
Trust, Ser. 2005-DA, Cl. A2	4.75	11/6/08	222,745	222,841
Chase Manhattan Auto Owner Trust,				
Ser. 2005-B, Cl. A2	4.77	3/15/08	951,601	951,835
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	1,140,000	1,131,199
Ford Credit Auto Owner Trust,				
Ser. 2006-C, Cl. C	5.47	9/15/12	340,000	340,000
Nissan Auto Receivables Owner				
Trust, Ser. 2006-B, Cl. A1	5.08	5/15/07	35,479	35,507
WFS Financial Owner Trust,				
Ser. 2003-3, Cl. A4	3.25	5/20/11	5,391,582	5,339,372
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	575,000	569,319
				8,590,073
Asset-Backed Ctfs./Credit Cards--.5%				
Capital One Multi-Asset Execution				
Trust, Ser. 2004-C1, Cl. C1	3.40	11/16/09	1,475,000	**1,474,664**
Asset-Backed Ctfs./Home Equity Loans--12.1%				
Accredited Mortgage Loan Trust,				
Ser. 2006-1, Cl. A1	5.41	4/25/36	672,799 d	673,295
Accredited Mortgage Loan Trust,				
Ser. 2005-3, Cl. A2A	5.45	9/25/35	191,050 d	191,187
Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	925,000 d	915,480
Carrington Mortgage Loan Trust,				
Ser. 2006-RFC1, Cl. A1	5.39	5/25/36	574,225 d	574,625
Centex Home Equity,				
Ser. 2006-A, Cl. AV1	5.40	6/25/36	442,485 d	442,769
Centex Home Equity,				
Ser. 2005-D, Cl. AV1	5.46	10/25/35	147,269 d	147,374
Citicorp Residential Mortgage				
Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	1,600,000 d	1,599,402
Citicorp Residential Mortgage				
Securities, Ser. 2006-2,				
Cl. A1A	5.87	9/25/36	1,310,165 d	1,309,747

Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	2,765,054 d	2,766,066
Countrywide Asset-Backed Certificates, Ser. 2006-SPS1, Cl. A	5.46	12/25/25	1,431,369 d	1,432,286
Countrywide Asset-Backed Certificates, Ser. 2004-3, Cl. M3	6.22	5/25/34	290,000 d	291,797
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB7, Cl. AF1	5.21	11/25/35	640,343 d	637,678
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB4, Cl. AV1	5.45	8/25/35	235,716 d	235,861
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF1B	5.45	12/25/35	731,411 d	728,708
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	1,128,507 d	1,123,771
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	257,619 d	256,834
First NLC Trust, Ser. 2005-3, Cl. AV2	5.58	12/25/35	880,645 d	881,502
GSAA Trust, Ser. 2006-7, Cl. AV1	5.43	3/25/46	1,008,112 d	1,008,786
GSAMP Trust, Ser. 2006-S4, Cl. A1	5.41	5/25/36	584,265 d	584,666
Home Equity Asset Trust, Ser. 2005-5, Cl. 2A1	5.46	11/25/35	519,996 d	520,383
Home Equity Asset Trust, Ser. 2005-8, Cl. 2A1	5.46	2/25/36	354,859 d	355,162
Home Equity Mortgage Trust, Ser. 2006-3, Cl. A1	5.47	9/25/36	569,097 d	569,334
Home Equity Mortgage Trust, Ser. 2006-5, Cl. A1	5.50	1/25/37	2,049,284 d	2,050,206
Home Equity Mortgage Trust, Ser. 2006-4, Cl. A1	5.67	11/25/36	1,079,163 d	1,080,898
J.P. Morgan Mortgage Acquisition, Ser. 2005-FRE1, Cl. A2F1	5.38	10/25/35	215,883 d	215,215
J.P. Morgan Mortgage Acquisition, Ser. 2006-CW1, Cl. A2	5.39	5/25/36	464,321 d	464,644
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	5.39	4/25/36	409,072 d	409,334
Morgan Stanley ABS Capital I, Ser. 2005-WMC6, Cl. A2A	5.46	7/25/35	200,545 d	200,701
Morgan Stanley Home Equity Loans, Ser. 2006-3, Cl. A1	5.40	4/25/36	659,961 d	660,384
Morgan Stanley Home Equity Loans, Ser. 2005-2, Cl. A2A	5.44	5/25/35	73,470 d	73,470
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	485,000 d	486,673
Newcastle Mortgage Securities Trust, Ser. 2006-1, Cl. A1	5.42	3/25/36	1,045,500 d	1,046,341
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1,				

Cl. AF1	5.42	12/25/36	1,123,844 d	1,118,574
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-D, Cl. A1	5.36	1/25/36	817,092 d	813,375
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	2,242,009 d	2,238,593
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. M1	6.25	8/25/36	1,115,000 d	1,135,603
Residential Asset Mortgage Products, Ser. 2005-RZ1, Cl. A1	5.45	4/25/35	100,340 d	100,412
Residential Asset Mortgage Products, Ser. 2005-EFC5, Cl. A1	5.45	10/25/35	560,648 d	561,095
Residential Asset Securities, Ser. 2006-EMX4, Cl. A1	5.36	6/25/36	602,324 d	602,757
Residential Asset Securities, Ser. 2006-EMX3, Cl. A1	5.41	4/25/36	680,915 d	681,437
Residential Asset Securities, Ser. 2005-AHL2, Cl. A1	5.45	10/25/35	294,907 d	295,130
Residential Asset Securities, Ser. 2005-EMX3, Cl. AI1	5.46	9/25/35	389,447 d	389,751
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	284,315	277,368
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI2	5.50	3/25/36	240,000 d	239,477
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2	4.15	8/25/35	2,592,593 d	2,574,022
Saxon Asset Securities Trust, Ser. 2005-3, Cl. A2A	5.47	11/25/35	76,802 d	76,855
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3	5.83	5/25/35	450,000 d	444,698
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	5.41	2/25/37	1,241,019 d	1,241,950
Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1	5.35	5/25/36	720,166 d	720,669
				37,446,345
Asset-Backed Ctfs./Manufactured Housing--.6%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	525,872	544,472
Origen Manufactured Housing, Ser. 2005-A, Cl. A1	4.06	7/15/13	390,791	389,330
Origen Manufactured Housing, Ser. 2005-B, Cl. A1	5.25	2/15/14	924,920	922,017
				1,855,819
Automobile Manufacturers--.2%				
DaimlerChrysler N.A. Holding, Notes	4.88	6/15/10	295,000	287,792
DaimlerChrysler N.A. Holding, Gtd. Notes	8.50	1/18/31	325,000	387,979
				675,771
Automotive, Trucks & Parts--.1%				
Johnson Controls, Sr. Notes	5.25	1/15/11	195,000	**193,636**
Banks--7.6%				
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	480,000	482,400
Chuo Mitsui Trust & Banking,				

Sub. Notes	5.51	12/29/49	1,005,000 d,e	961,479
Colonial Bank N.A./Montgomery, AL,				
Sub. Notes	6.38	12/1/15	750,000	770,843
Colonial Bank N.A./Montgomery, AL,				
Sub. Notes	8.00	3/15/09	250,000	260,207
Glitnir Banki,				
Sub. Notes	6.69	6/15/16	450,000 d,e	465,011
Glitnir Banki,				
Unscd. Bonds	7.45	9/14/49	350,000 d,e	369,483
HBOS Capital Funding,				
Bank Gtd. Bonds	6.07	6/29/49	5,410,000 a,d,e	5,493,687
Landsbanki Islands,				
Notes	6.10	8/25/11	850,000 e	865,035
Manufacturers & Traders Trust,				
Sub. Notes	5.59	12/28/20	475,000 d	472,413
NB Capital Trust IV,				
Gtd. Cap. Secs.	8.25	4/15/27	1,000,000	1,043,817
Northern Rock,				
Sub. Notes	5.60	4/29/49	975,000 d,e	944,765
Regions Financial,				
Sr. Notes	5.46	8/8/08	1,450,000 d	1,452,346
Resona Bank,				
Notes	5.85	9/29/49	835,000 d,e	816,779
Shinsei Finance Cayman,				
Bonds	6.42	1/29/49	795,000 d,e	795,468
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	925,000 e	905,877
Sumitomo Mitsui Banking,				
Notes	5.63	7/29/49	560,000 d,e	548,356
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	705,000 a,d	711,136
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	1,000,000 d	1,022,239
Wachovia Bank N.A.,				
Sub. Notes	5.00	8/15/15	850,000	824,783
Washington Mutual,				
Sub. Notes	4.63	4/1/14	1,695,000	1,589,169
Washington Mutual,				
Notes	5.67	1/15/10	810,000 d	814,237
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	540,000	566,056
Zions Bancorporation,				
Sr. Unscd. Notes	5.49	4/15/08	620,000 d	620,629
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	825,000	841,531
				23,637,746
Building & Construction--.1%				
Owens Corning,				
Sr. Unscd. Notes	6.50	12/1/16	210,000 e	**213,713**
Chemicals--.5%				
Equistar Chemicals/Funding,				
Gtd. Notes	10.13	9/1/08	360,000	384,300
Lubrizol,				
Sr. Notes	4.63	10/1/09	815,000	799,975
Lubrizol,				
Sr. Notes	5.50	10/1/14	450,000 a	439,372
				1,623,647
Commercial & Professional Services--.4%				

ERAC USA Finance,				
Bonds	5.60	5/1/15	550,000 e	546,851
ERAC USA Finance,				
Notes	5.63	4/30/09	200,000 d,e	200,518
ERAC USA Finance,				
Notes	7.95	12/15/09	360,000 e	384,063
				1,131,432
Commercial Mortgage Pass-Through Ctfs.--6.9%				
Banc of America Commercial				
Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	1,500,000	1,482,172
Bayview Commercial Asset Trust,				
Ser. 2006-SP1, Cl. A1	5.62	4/25/36	547,262 d,e	547,433
Bayview Commercial Asset Trust,				
Ser. 2004-1, Cl. A	5.71	4/25/34	434,623 d,e	435,166
Bayview Commercial Asset Trust,				
Ser. 2003-1, Cl. A	5.93	8/25/33	286,520 d,e	286,766
Bayview Commercial Asset Trust,				
Ser. 2003-2, Cl. A	5.93	12/25/33	403,291 d,e	404,551
Bayview Commercial Asset Trust,				
Ser. 2006-2A, Cl. B2	6.82	7/25/36	747,944 d,e	747,827
Bayview Commercial Asset Trust,				
Ser. 2005-3A, Cl. B3	8.35	11/25/35	221,113 d,e	224,613
Bayview Commercial Asset Trust,				
Ser. 2005-4A, Cl. B3	8.85	1/25/36	208,853 d,e	208,853
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW13,				
Cl. A3	5.52	9/11/41	350,000	353,939
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-T24,				
Cl. AAB	5.53	10/12/41	775,000	784,681
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW12,				
Cl. AAB	5.69	9/11/38	715,000 d	732,867
Calwest Industrial Trust,				
Ser. 2002-CALW, Cl. A	6.13	2/15/17	1,750,000 e	1,819,066
Citigroup/Deutsche Bank Commercial				
Mortgage Trust, Ser. 2006-CD2,				
Cl. A2	5.41	1/15/46	580,000	583,808
Credit Suisse/Morgan Stanley				
Commercial Mortgage				
Certificates, Ser. 2006-HC1A,				
Cl. A1	5.54	5/15/23	725,000 d,e	725,679
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	445,000 e	442,947
Crown Castle Towers,				
Ser. 2006-1A, Cl. D	5.77	11/15/36	550,000 e	549,658
Global Signal Trust,				
Ser. 2006-1, Cl. D	6.05	2/15/36	580,000 e	585,656
Global Signal Trust,				
Ser. 2006-1, Cl. E	6.50	2/15/36	320,000 e	324,567
J.P. Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	1,250,000	1,248,094
J.P. Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	710,000 d	734,883
Merrill Lynch Mortgage Trust,				
Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	885,000	877,802

Merrill Lynch Mortgage Trust,				
Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	300,000 d	300,699
Morgan Stanley Capital I,				
Ser. 2006-T21, Cl. A2	5.09	10/12/52	1,000,000	995,719
Morgan Stanley Capital I,				
Ser. 2006-IQ12, Cl. AAB	5.32	12/15/43	1,540,000 d	1,538,623
Morgan Stanley Capital I,				
Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	1,550,000	1,584,085
SBA CMBS Trust,				
Ser. 2006-1A, Cl. D	5.85	11/15/36	235,000 e	235,454
Washington Mutual Asset				
Securities, Ser. 2003-C1A,				
Cl. A	3.83	1/25/35	2,703,372 e	2,611,700
				21,367,308
Diversified Financial Services--8.9%				
American Express,				
Sub. Debs.	6.80	9/1/66	325,000 d	347,176
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	792,000 d	871,238
Amvescap,				
Gtd. Notes	5.38	2/27/13	1,000,000	990,918
Bear Stearns Cos.,				
Sr. Unscd. Notes	5.50	8/15/11	785,000 a	793,535
Boeing Capital,				
Sr. Notes	7.38	9/27/10	890,000	954,949
CIT Group,				
Sr. Notes	4.75	8/15/08	825,000 a	818,309
CIT Group Funding of Canada,				
Gtd. Notes	5.60	11/2/11	700,000	705,723
Countrywide Financial,				
Gtd. Notes	5.50	1/5/09	1,450,000 d	1,450,486
Countrywide Home Loans,				
Gtd. Notes, Ser. L	4.00	3/22/11	505,000 a	479,883
Credit Suisse USA,				
Sr. Unsub. Notes	5.50	8/16/11	1,215,000 a	1,229,483
Fuji JGB Investment,				
Bonds	9.87	12/29/49	750,000 d,e	795,062
Glencore Funding,				
Gtd. Notes	6.00	4/15/14	440,000 e	429,547
Goldman Sachs Group,				
Notes	4.50	6/15/10	920,000	901,148
HSBC Finance,				
Notes	5.50	1/19/16	800,000 a	805,195
HSBC Finance Capital Trust IX,				
Gtd. Notes	5.91	11/30/35	400,000 d	402,668
Jefferies Group,				
Sr. Notes	5.50	3/15/16	1,200,000	1,170,578
John Deere Capital,				
Sr. Notes, Ser. D	4.40	7/15/09	570,000	558,691
JPMorgan Chase & Co.,				
Sub. Notes	5.13	9/15/14	1,460,000	1,437,897
Kaupthing Bank,				
Notes	7.13	5/19/16	750,000 a,e	796,874
Lehman Brothers Holdings,				
Notes	5.50	4/4/16	315,000	315,523
Lehman Brothers Holdings E-Capital				
Trust I, Notes	6.16	8/19/65	170,000 d	171,715
MBNA,				

Notes	6.13	3/1/13	1,345,000	1,398,362
Morgan Stanley,				
Sub. Notes	4.75	4/1/14	1,919,000	1,837,571
Morgan Stanley,				
Sr. Notes	5.49	2/9/09	820,000 d	821,785
MUFG Capital Finance 1,				
Gtd. Bonds	6.35	3/15/49	1,220,000 d	1,241,355
Nuveen Investments,				
Sr. Notes	5.00	9/15/10	500,000	492,296
Residential Capital,				
Gtd. Notes	6.13	11/21/08	350,000	351,888
Residential Capital,				
Sr. Unscd. Notes	6.38	6/30/10	815,000	825,123
Residential Capital,				
Gtd. Notes	7.20	4/17/09	900,000 d,e	904,972
SLM,				
Notes, Ser. A	5.52	7/27/09	1,600,000 d	1,603,942
SMFG Preferred Capital,				
Bonds	6.08	1/29/49	835,000 d,e	827,983
St. George Funding,				
Bonds	8.49	12/29/49	475,000 d,e	499,085
Windsor Financing,				
Gtd. Notes	5.88	7/15/17	196,366 e	196,022
				27,426,982
Diversified Metals & Mining--.1%				
Reliance Steel & Aluminum,				
Gtd. Notes	6.20	11/15/16	425,000 e	**422,650**
Electric Utilities--3.0%				
American Electric Power,				
Sr. Notes	5.25	6/1/15	625,000	611,153
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. D	5.30	12/1/16	675,000 a	664,606
Consumers Energy,				
First Mortgage Bonds	5.00	2/15/12	1,160,000 a	1,132,931
Dominion Resources/VA,				
Sr. Unscd. Notes, Ser. E	7.20	9/15/14	835,000	917,622
DTE Energy,				
Sr. Unsub. Notes	6.35	6/1/16	415,000	431,859
FirstEnergy,				
Notes, Ser. B	6.45	11/15/11	530,000	553,264
FPL Energy National Wind,				
Scd. Bonds	5.61	3/10/24	189,514 e	186,471
FPL Group Capital,				
Gtd. Debs.	5.63	9/1/11	1,570,000	1,588,815
Gulf Power,				
Sr. Unsub. Notes, Ser. M	5.30	12/1/16	800,000	788,881
Mirant North America,				
Gtd. Notes	7.38	12/31/13	397,000	404,940
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	1,000,000	1,037,543
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	650,000	610,433
NiSource Finance,				
Gtd. Notes	5.94	11/23/09	385,000 d	385,419
				9,313,937
Environmental Control--.7%				
Republic Services,				
Sr. Notes	6.75	8/15/11	610,000	640,021

USA Waste Services,				
Sr. Notes	7.00	7/15/28	1,000,000	1,076,301
Waste Management,				
Gtd. Notes	6.88	5/15/09	470,000	486,126
				2,202,448
Food & Beverages--.6%				
H.J. Heinz,				
Notes	6.43	12/1/20	425,000 e	432,774
Safeway,				
Sr. Unscd. Notes	5.63	8/15/14	650,000	642,376
Stater Brothers Holdings,				
Sr. Notes	8.13	6/15/12	360,000	367,200
Tyson Foods,				
Sr. Unscd. Notes	6.85	4/1/16	520,000 d	536,548
				1,978,898
Foreign/Governmental--5.8%				
Banco Nacional de Desenvolvimento				
Economico e Social, Unsub.				
Notes	5.17	6/16/08	1,185,000 d	1,176,113
Export-Import Bank of Korea,				
Sr. Notes	4.50	8/12/09	1,075,000	1,054,447
Federal Republic of Brazil,				
Bonds BRL	12.50	1/5/16	3,310,000 a,f	1,763,525
Poland Government,				
Bonds, Ser. 0608 PLN	5.75	6/24/08	26,855,000 f	9,410,170
Republic of Argentina,				
Bonds	5.59	8/3/12	1,205,000 d	880,855
Republic of Peru,				
Notes	9.13	2/21/12	680,000	788,800
Republic of South Africa,				
Notes	9.13	5/19/09	840,000	909,300
Russian Federation,				
Unsub. Bonds	8.25	3/31/10	1,135,573 e	1,189,513
United Mexican States,				
Notes, Ser. A	8.00	9/24/22	655,000	802,048
				17,974,771
Health Care--1.1%				
American Home Products,				
Notes	6.95	3/15/11	580,000 d	616,539
Coventry Health Care,				
Sr. Notes	5.88	1/15/12	280,000	277,857
Medco Health Solutions,				
Sr. Notes	7.25	8/15/13	275,000	295,568
Quest Diagnostics,				
Gtd. Notes	5.13	11/1/10	365,000	359,752
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	565,000	550,793
UnitedHealth Group,				
Sr. Unscd. Notes	5.38	3/15/16	860,000	853,163
WellPoint,				
Unscd. Notes	5.00	1/15/11	455,000	449,853
				3,403,525
Lodging & Entertainment--.5%				
MGM Mirage,				
Gtd. Notes	6.00	10/1/09	375,000	375,938
MGM Mirage,				
Gtd. Notes	8.50	9/15/10	400,000	430,000
Mohegan Tribal Gaming Authority,				

Sr. Notes	6.13	2/15/13	620,000	618,450
				1,424,388
Machinery--.1%				
Terex,				
Gtd. Notes	7.38	1/15/14	405,000	**413,100**
Media--1.2%				
AOL Time Warner,				
Gtd. Notes	6.75	4/15/11	900,000	942,999
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	900,000	926,955
Comcast,				
Gtd. Notes	5.50	3/15/11	990,000	995,097
News America Holdings,				
Debs.	7.70	10/30/25	775,000	873,846
				3,738,897
Oil & Gas--.9%				
Amerada Hess,				
Unscd. Notes	6.65	8/15/11	810,000	844,263
Enterprise Products Operating,				
Sr. Notes, Ser. B	5.60	10/15/14	1,395,000	1,372,206
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	12/15/15	650,000	646,263
				2,862,732
Packaging & Containers--.6%				
Ball,				
Gtd. Notes	6.88	12/15/12	205,000	210,125
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	575,000	595,125
Crown Americas/Capital,				
Sr. Notes	7.75	11/15/15	325,000	338,813
Sealed Air,				
Notes	5.63	7/15/13	830,000 e	822,361
				1,966,424
Paper & Forest Products--1.1%				
Georgia-Pacific,				
Gtd. Notes	7.00	1/15/15	560,000 e	561,400
Georgia-Pacific,				
Sr. Notes	8.00	1/15/24	780,000 a	795,600
Sappi Papier Holding,				
Gtd. Notes	6.75	6/15/12	265,000 e	264,593
Temple-Inland,				
Bonds	6.63	1/15/18	700,000	727,288
Westvaco,				
Unscd. Debs.	7.95	2/15/31	465,000	510,548
Weyerhaeuser,				
Unscd. Debs.	7.13	7/15/23	435,000	435,929
				3,295,358
Property & Casualty Insurance--3.3%				
Aegon Funding,				
Gtd. Notes	5.75	12/15/20	950,000	962,491
American International Group,				
Sr. Notes	5.05	10/1/15	470,000	457,812
AON Capital Trust A,				
Gtd. Cap. Secs.	8.21	1/1/27	525,000	608,138
Assurant,				
Sr. Notes	6.75	2/15/34	725,000	781,474
Chubb,				
Sr. Notes	5.47	8/16/08	1,600,000	1,604,832

Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	730,000	733,164
ING Groep,				
Bonds	5.78	12/29/49	700,000 a,d	693,861
Lincoln National,				
Bonds	7.00	5/17/66	830,000 d	881,223
Metlife,				
Sr. Notes	5.50	6/15/14	2,195,000	2,203,971
Nippon Life Insurance,				
Notes	4.88	8/9/10	850,000 e	832,058
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	355,000	358,160
				10,117,184
Real Estate Investment Trusts--5.2%				
Archstone-Smith Operating Trust,				
Sr. Unscd. Notes	5.25	5/1/15	900,000	884,529
Arden Realty,				
Notes	5.25	3/1/15	675,000	667,310
Boston Properties,				
Sr. Notes	5.00	6/1/15	810,000 a	779,969
Brandywine Operating Partnership,				
Gtd. Notes	5.82	4/1/09	600,000 d	600,000
Commercial Net Lease Realty,				
Sr. Unscd. Notes	6.15	12/15/15	375,000	379,801
Duke Realty,				
Notes	3.50	11/1/07	890,000	875,324
Duke Realty,				
Sr. Notes	5.88	8/15/12	2,210,000	2,247,141
EOP Operating,				
Sr. Notes	7.00	7/15/11	1,090,000	1,180,723
ERP Operating,				
Notes	5.13	3/15/16	615,000	598,353
ERP Operating,				
Notes	5.25	9/15/14	150,000	148,551
ERP Operating,				
Unscd. Notes	5.38	8/1/16	255,000 a	252,802
Federal Realty Investment Trust,				
Sr. Unscd. Bonds	5.65	6/1/16	550,000	548,700
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	155,000	158,384
Healthcare Realty Trust,				
Sr. Notes	5.13	4/1/14	875,000	836,143
Host Hotels & Resorts,				
Gtd. Notes	6.88	11/1/14	135,000 e	137,363
HRPT Properties Trust,				
Sr. Unscd. Notes	5.96	3/16/11	825,000 d	826,198
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	320,000	316,072
Mack-Cali Realty,				
Unscd. Notes	5.05	4/15/10	400,000	393,790
Mack-Cali Realty,				
Notes	5.25	1/15/12	675,000	664,674
Mack-Cali Realty,				
Bonds	5.80	1/15/16	690,000	693,111
Regency Centers,				
Gtd. Notes	5.25	8/1/15	220,000	213,659
Simon Property Group,				
Unsub. Notes	5.00	3/1/12	1,000,000	983,497

Simon Property Group, Unscd. Notes	5.75	5/1/12	200,000	202,280
Socgen Real Estate, Bonds	7.64	12/29/49	1,590,000 d,e	1,614,863
				16,203,237

Residential Mortgage Pass-Through Ctfs.--5.6%

Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	7.05	4/25/36	211,617 d,e	211,881
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	544,892 d	544,657
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	723,205 d	718,072
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	1,650,000 d	1,618,112
Citigroup Mortgage Loan Trust, Ser. 2006-WF1, Cl. A2A	5.70	3/25/36	352,510 d	351,725
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	2,769,846 d	2,766,316
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	4,324,755	4,352,904
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	5.70	5/25/36	497,326 d	498,516
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.07	6/25/36	119,937 d	119,114
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25 Cl. 4A2	6.20	9/25/36	1,575,039 d	1,591,325
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	745,000 d	743,704
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	775,000 d	751,528
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	779,000 d	760,662
Residential Funding Mortgage Securities I, Ser. 2004-S3, Cl. M1	4.75	3/25/19	1,184,063	1,139,906
Washington Mutual, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	1,025,000 d	1,007,491
				17,175,913

Retail--.2%

CVS, Sr. Unscd. Notes	5.75	8/15/11	255,000	258,325
Federated Retail Holding, Gtd. Notes	5.90	12/1/16	265,000	265,080
Yum! Brands, Sr. Notes	6.25	4/15/16	240,000	246,342
				769,747

State/Government General Obligations--1.9%

Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	600,000	603,894
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	2,410,000	2,505,026
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.43	6/1/34	600,000 d	601,698
Tobacco Settlement Authority of				

Iowa, Tobacco Settlement					
Asset-Backed Bonds		6.50	6/1/23	2,320,000	2,300,002
					6,010,620
Technology--.2%					
Hewlett-Packard,					
Sr. Unscd. Notes		5.50	5/22/09	650,000 d	**651,462**
Telecommunications--2.9%					
AT & T,					
Notes		5.46	5/15/08	450,000 d	450,415
AT & T,					
Sr. Notes		7.30	11/15/11	740,000 d	802,002
AT & T Wireless,					
Sr. Notes		8.75	3/1/31	440,000	573,467
Deutsche Telekom International					
Finance, Gtd. Bonds		8.25	6/15/30	655,000 d	807,540
France Telecom,					
Notes		8.50	3/1/31	615,000 d	809,723
KPN,					
Sr. Unsub. Bonds		8.38	10/1/30	1,435,000	1,648,713
Nextel Communications,					
Gtd. Notes, Ser. F		5.95	3/15/14	500,000	487,609
Nextel Partners,					
Gtd. Notes		8.13	7/1/11	410,000	428,963
Nordic Telephone Holdings,					
Sr. Notes	EUR	8.25	5/1/16	285,000 e,f	415,575
Qwest,					
Notes		8.88	3/15/12	50,000 d	55,938
Telefonica Emisiones,					
Gtd. Notes		5.98	6/20/11	625,000	636,823
Verizon Communications,					
Sr. Notes		5.50	8/15/07	550,000 d	550,002
Verizon Global Funding,					
Sr. Notes		5.85	9/15/35	300,000 a	288,298
Verizon Global Funding,					
Notes		7.75	6/15/32	245,000	288,341
Windstream,					
Sr. Notes		8.13	8/1/13	595,000 e	647,063
Windstream,					
Sr. Notes		8.63	8/1/16	190,000 a,e	209,000
					9,099,472
Textiles & Apparel--.2%					
Mohawk Industries,					
Sr. Unscd. Notes		5.75	1/15/11	700,000	**701,104**
U.S. Government Agencies--.2%					
Small Business Administration					
Participation Ctfs., Gov't					
Gtd. Ctfs., Ser. 97-J		6.55	10/1/17	545,792	**562,399**
U.S. Government Agencies/Mortgage-Backed--43.3%					
Federal Home Loan Mortgage Corp.,					
4.50%				9,200,000 g	8,866,558
5.00%				7,425,000 g	7,295,063
5.50%				16,210,000 g	16,199,970
6.00%				12,000,000 g	12,161,361
3.50%, 9/1/10				291,827	282,582
Multiclass Mortgage					
Participation Ctfs.,					
Ser. 2586, Cl. WE, 4.00%,					
12/15/32				2,565,315	2,402,304

Multiclass Mortgage Participation Ctfs., Ser. 51, Cl. E, 10.00%, 7/15/20	351,638	350,818
Multiclass Mortgage Participation Ctfs., (Interest Only), Ser. 2750, Cl. IK, 5.00%, 5/15/26	4,617,400 h	663,305
Federal National Mortgage Association:		
5.00%	22,355,000 g	21,754,435
5.50%	17,300,000 g	17,099,839
6.00%	9,495,000 g	9,560,231
4.00%, 5/1/10	1,604,330	1,556,425
5.50%, 9/1/34	642,167	635,483
6.00%, 1/1/19 - 4/1/33	1,763,327	1,789,085
8.00%, 12/1/25	43,149	45,566
Pass-Through Ctfs., Ser. 2004-58, Cl. LJ, 5.00%, 7/25/34	2,244,272	2,232,242
Pass-Through Ctfs., Ser. 1988-16, Cl. B, 9.50%, 6/25/18	171,681	186,011
Government National Mortgage Association I:		
5.50%, 4/15/33	5,009,716	4,992,984
7.00%, 6/15/08	1,942	1,952
6.86%, 4/15/07	12,672,165	12,407,865
9.50%, 11/15/17	417,442	446,128
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	2,671,991	2,565,826
Ser. 2005-90, Cl. A, 3.76%, 9/16/28	1,391,099	1,346,827
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	878,984	855,595
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	173,145	169,503
Ser. 2006-66, Cl. A, 4.09%, 1/16/30	1,597,567	1,554,724
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,710,081	1,671,835
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,222,014	1,195,089
Ser. 2006-55, Cl. A, 4.25%, 7/16/29	1,454,052	1,419,558
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,175,000	1,154,743
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	1,020,039	1,002,663
		133,866,570
U.S. Government Securities--10.9%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	14,000,000 i	13,317,514
5.25%, 11/15/28	435,000 a	456,308
U.S. Treasury Inflation Protected Securities:		
2.00%, 1/15/16	3,218,552 a,j	3,107,713
3.00%, 7/15/12	9,726,982 a,j	10,008,873
U.S. Treasury Notes:		
2.25%, 2/15/07	750,000	747,715

3.00%, 12/31/06	750,000 [a]	750,000
4.50%, 9/30/11	1,475,000 [a]	1,462,497
4.63%, 8/31/11	45,000 [a]	44,871
4.63%, 11/15/16	2,810,000 [i]	2,792,440
5.13%, 6/30/08	125,000 [a]	125,429
5.13%, 5/15/16	740,000 [a]	762,460
		33,575,820
Total Bonds and Notes		
(cost $410,587,543)		**406,487,905**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.0%		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009		
@ 4	15,500,000	**16,439**
Put Options--.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, June 2007 @		
5.75	63,000,000	**1,467**
Total Options		
(cost $82,520)		**17,906**

Short-Term Investment--1.1%	Principal Amount ($)	Value ($)
Corporate Notes;		
Egyptian Treasury Bills,		
9.06%, 3/15/07		
(cost $3,252,876)	3,250,000 [e,k]	**3,344,965**

Other Investment--2.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $8,223,000)	8,223,000 [l]	**8,223,000**

Investment of Cash Collateral for Securities Loaned--9.1%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $28,201,529)	28,201,529 [l]	**28,201,529**

Total Investments (cost $450,347,468)	**144.2%**	**446,275,305**
Liabilities, Less Cash and Receivables	**(44.2%)**	**(136,822,355)**
Net Assets	**100.0%**	**309,452,950**

a All or a portion of these securities are on loan. At December 31, 2006, the total market value of the fund's securities on loan is $27,073,975 and the total market value of the collateral held by the fund is $28,201,529.

b Non-income producing--security in default.

c The value of this security has been determined in good faith under the direction of the Board of Directors.

d Variable rate security--interest rate subject to periodic change.

e Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $39,403,096 or 12.7% of net assets.

f Principal amount stated in U.S. Dollars unless otherwise noted.

BRL--Brazilian Real

EUR--Euro

PLN--Polish Zloty

g   Purchased on a forward commitment basis.

h   Notional face amount shown.

i   Purchased on a delayed delivery basis.

j   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

k   Credit Linked Notes.

l   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to

the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
December 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 12/31/2006 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	100	20,403,125	March 2007	(87,187)
U.S. Treasury 5 Year Notes	180	18,911,250	March 2007	(132,187)
Financial Futures Short				
U.S. Treasury 10 Year Notes	155	(16,657,656)	March 2007	300,859
U.S. Treasury 30 Year Bonds	119	(13,261,063)	March 2007	261,406
				342,891